56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA
Teel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

SEC Declares Gammon Gold F-4 Registration Statement Effective;
Capital Gold Mails Proxy Statement to Stockholders Seeking Approval of Merger
Agreement with Gammon Gold

Toronto, February 22, 2011: Gammon Gold Inc. (“Gammon”) (TSX: GAM) (NYSE:GRS) announced today that the Securities and Exchange Commission (“SEC”), on February 17, 2011, declared effective Gammon’s Registration Statement on Form F-4 regarding the previously announced proposed merger with Capital Gold Corp. (“Capital Gold”). The registration statement includes a proxy statement/prospectus relating to the Capital Gold stockholder vote required to approve the merger and covering shares of Gammon’s common shares to be issued to Capital Gold stockholders under the terms of the merger agreement. Last week, Capital Gold began mailing the proxy statement/prospectus to its stockholders of record as of February 14, 2011, seeking approval of the adoption of the merger agreement at the March 18, 2011 special meeting of its stockholders.

Additional Information About the Merger and Where to Find It
The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. has filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of Gammon Gold Inc. and Capital Gold Corporation may file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained without charge, by directing a request to Gammon Gold Inc., Investor Relations, 56 Temperance Street, Suite 501, Toronto, Ontario, M5H 3V5, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on February 15, 2011. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s Form 10-K/A, which was filed with the SEC on November 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and CEO	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation. These statements are based on the current expectations and beliefs of the Company and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K, as amended by Form 10-K/A, of Capital Gold for the fiscal year ended July 31, 2010 filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).